July 3, 2007

VIA FACSIMILE 312.407.8522

Rodd Schreiber, Esq.
Susan Hassan, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
333 West Wacker Drive
Chicago, IL 60606

Re: Form 425 filing made on June 28, 2007
Filed by Chicago Mercantile Exchange Holdings, Inc.
File No. 001-32650

Ladies and Gentlemen:

We have reviewed your filings and have the following comments. If you disagree with one or more of our comments, we will consider your explanation as to why a comment may be inapplicable or a revision unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask CME to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

General

1. On Slide 7 of the Proxy Materials, CME presents a calculation of the potential full value of the CME and ICE offers from a CBOT Holdings security holder's perspective. Please advise us of the basis for CME's projection of an additional $6.24 in value per CBOT Holdings share as a result of the planned tender offer. Specifically address for us how the $3.5 billion is allocated between CBOT Holdings security holders and CME security holders. In addition, please confirm, if true, that the tender offer is required under CME's merger agreement or refrain for characterizing the tender offer as a component of the transaction upon which CBOT security holders will be voting.

2. On Slide 7 of the Proxy Materials, CME includes $45.72 in incremental ERP upside value in its calculation of potential full value. This element of CME's calculation fails to indicate the level of uncertainty concerning the amount of potential consideration that

could be received as a result of the CBOT/CBOE litigation. Please make disclosure of this contingency in future communications.

3. Slide 13 of the Proxy Materials depicts ICE has growth opportunities limited only to over-the-counter products in the commodities market. It appears that slide 13 ignores that ICE participates fully in the futures market for foreign exchange and equity indices. In addition, we are aware the Department of Justice noted that among the reasons it approved a potential business combination between CME and CBOT Holdings was that ICE would enter into the interest rate futures market regardless of whether ICE's bid for CBOT Holdings was successful. Please explain to us the basis upon which CME relied to exclude ICE from growth opportunities in the interest rate, foreign exchange, credit and equity marketplaces. Please confirm that any future such communications will identify ICE's current and/or future participation in all of the markets in which it competes.

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Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed voting and investment decision. Since the participants are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please electronically file your cover letter on EDGAR. Again, please understand that we may have additional comments after reviewing any amendments or responses to our comments. If you have any questions, please contact me at 202.551.3266.

Sincerely,

Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions